Form 12b-25
[As last amended in Release No.34-31905, February 23, 1993, 58 F.R. 14628.]
                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                                FORM 12b-25
                        NOTIFICATION OF LATE FILING

                               (Check One):
  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR
     For Period Ended:   September 7, 1996
  [ ]Transition Report on Form 10-K
  [ ]Transition Report on Form 20-F
  [ ]Transition Report on Form 11-K
  [ ]Transition Report on Form 10-Q
  [ ]Transition Report on Form N-SAR
  For the Transition Period Ended:


  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ...............................

  ..............................................................................



  Part I-Registrant Information



     Full Name of Registrant       HOMELAND HOLDING CORPORATION

     Former Name if Applicable

     Address of Principal Executive Officer (Street and Number)

                              2601 N.W. Expressway, Oil Center East

     City, State and Zip Code Oklahoma City, Oklahoma 73112



  Part II-Rules 12b-25 (b) and (c)



  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III-Narrative



State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

  The Registrant has been unable to compile all the information necessary to complete the filing of the Form 10-Q.


Part IV-Other Information



(1) Name and telephone number of person to contact in regard to this notification

     Larry W. Kordisch        (405)          879-6600
     (Name)            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         [X] Yes        [ ] No














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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes        [ ] No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant's plan of reorganization, dated as of July 19, 1996, was declared effective on August 2, 1996. Pursuant to the American Institute of Certified Public Accountant's Statement of Position No. 90-7 entitled "Financial Reporting by Entities in Reorganization under the Bankruptcy Code", the Registrant's plan of reorganization will result in "fresh-start" reporting. The Registrant's assets and liabilities will be adjusted to fair market value and a new reporting entity will be created with no retained earnings or accumulated deficit. It is estimated that the Registrant's net sales for the thirty-six weeks ended September 7, 1996 will be $363.3 million or approximately 20.7% lower than the thirty-six weeks ended September 9, 1995, due to the sale of 29 stores to Associated Wholesale Grocers, Inc. on April 21, 1995, the closing of 14 and 2 underperforming stores in 1995 and 1996, respectively, and the sale of the Ponca City store in April 1996.

                       HOMELAND HOLDING CORPORATION

               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  October 22, 1996         By:    /s/ Larry W. Kordisch
                              Larry W. Kordisch, Executive Vice President/
                              Finance, Treasurer, C.F.O. and Secretary






























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